GKN PLC

GKN plc
PO Box 55, Ipsley House,
Ipsley Church Lane, Redditch
Worcestershire B98 0TL
England
T +44 (0)1527 517715
F +44 (0)1527 517700

24 November 2006

The United States Securities and Exchange Commission
Exemption File 82-5204
Division of Corporate Finance
Room 3094 (3-6)
450 5th Street
Northwest
Washington DC 20549
USA

06019014

SUPPL

Dear Sirs,

GKN plc

- **Transaction in own shares**

For your information I enclose a copy of the above announcement which was released on 23 November.

Yours faithfully,

Chris Winters

Enc

PRNUK 2311

dlw 12/6

Company	GKN PLC
TIDM	GKN
Headline	Transaction in Own Shares
Released	16:50 23-Nov-06
Number	PRNUK-2311

EXEMPTION NO.
82 - 5204

GKN plc

Purchase of own securities held in Treasury

GKN plc announces that on 23 November 2006 it purchased 200,000 of its ordinary shares at a price of 301.3526p per share from UBS Limited. It is intended that these shares are held in Treasury.

Following the purchase, GKN plc holds 36,259,142 of its ordinary shares in Treasury and has a total of 704,453,836 ordinary shares (excluding Treasury shares) in issue.

Grey Denham

Company Secretary

23 November 2006

END

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